# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Limited, CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District,, Shanghai, China (F4), 200051
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001780034

## Reporting persons
- XVC Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,145,614; sole dispositive power 0; shared dispositive power 22,145,614; aggregate amount beneficially owned 22,145,614 (18.38% of the class)
  Comment: Comments to items 6&8&9: Such 22,145,614 Class A ordinary shares are held by XVC Fund II LP ("XVC Fund II") directly. XVC Fund II is ultimately controlled by XVC Management Ltd. (formerly known as X Capital Management Ltd., "XVC Management"), and as such, XVC Management may exercise voting and dispositive power over the shares held by XVC Fund II. Boyu Hu is the director of XVC Management and is deemed to beneficially own the ordinary shares ultimately controlled by XVC Management.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Rule 424B4 Prospectus (File No. 333-286081) filed on April 18, 2025, by the Issuer with the Securities and Exchange Commission (the "Issuer's Prospectus"). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by XVC Fund II represent approximately 2.86% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- XVC SSF II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,091,405; sole dispositive power 0; shared dispositive power 1,091,405; aggregate amount beneficially owned 1,091,405 (0.91% of the class)
  Comment: Comments to items 6&8&9: Such 1,091,405 Class A ordinary shares are held by XVC SSF II LP ("XVC SSF II") directly. XVC SSF II is ultimately controlled by XVC Management, and as such, XVC Management may exercise voting and dispositive power over the shares held by XVC SSF II. Boyu Hu is the director of XVC Management and is deemed to beneficially own the ordinary shares ultimately controlled by XVC Management.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by XVC SSF II represent approximately 0.14% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- XVC Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,237,019; sole dispositive power 0; shared dispositive power 23,237,019; aggregate amount beneficially owned 23,237,019 (19.29% of the class)
  Comment: Comments to items 6&8&9: Consists of (i) 22,145,614 Class A ordinary shares directly held by XVC Fund II and (ii) 1,091,405 Class A ordinary shares directly held by XVC SSF II. Both XVC Fund II and XVC SSF II are ultimately controlled by XVC Management, and as such, XVC Management may exercise voting and dispositive power over the shares held by XVC Fund II and XVC SSF II. Boyu Hu is the director of XVC Management and is deemed to beneficially own the ordinary shares ultimately controlled by XVC Management.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by XVC Management represent approximately 3.01% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Qanttea LP: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,939,291; sole dispositive power 0; shared dispositive power 4,939,291; aggregate amount beneficially owned 4,939,291 (4.1% of the class)
  Comment: Comments to items 6&8&9: Such 4,939,291 Class A ordinary shares are held by Qanttea LP directly, which is ultimately controlled by Youth Power Limited, and as such, Youth Power Limited may exercise voting and dispositive power over the shares held by Qanttea LP. Boyu Hu is the director of Youth Power Limited and is deemed to beneficially own the ordinary shares ultimately controlled by Youth Power Limited.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Qanttea LP represent approximately 0.64% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Youth Power Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,939,291; sole dispositive power 0; shared dispositive power 4,939,291; aggregate amount beneficially owned 4,939,291 (4.1% of the class)
  Comment: Comments to items 6&8&9: Consists of 4,939,291 Class A ordinary shares directly held by Qanttea LP, which is ultimately controlled by Youth Power Limited, and as such, Youth Power Limited may exercise voting and dispositive power over the shares held by Qanttea LP. Boyu Hu is the director of Youth Power Limited and is deemed to beneficially own the ordinary shares ultimately controlled by Youth Power Limited.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Youth Power Limited represent approximately 0.64% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 4,644,404; sole dispositive power 0; shared dispositive power 4,644,404; aggregate amount beneficially owned 4,644,404 (3.85% of the class)
  Comment: Comments to items 6&8&9: Such 4,644,404 Class A ordinary shares are held by Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership) ("Ningbo Ecksi Solution Investment") directly, which is ultimately controlled by Boyu Hu.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Ningbo Ecksi Solution Investment represent approximately 0.60% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Putian Aikesi Coordinate Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,444,589; sole dispositive power 0; shared dispositive power 1,444,589; aggregate amount beneficially owned 1,444,589 (1.2% of the class)
  Comment: Comments to items 6&8&9: Such 1,444,589Class A ordinary shares are held by Putian Aikesi Coordinate Investment Partnership (Limited Partnership) ("Putian Aikesi Coordinate Investment"), which is ultimately controlled by Boyu Hu.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Putian Aikesi Coordinate Investment represent approximately 0.19% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Boyu Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 34,265,303; sole dispositive power 0; shared dispositive power 34,265,303; aggregate amount beneficially owned 34,265,303 (28.44% of the class)
  Comment: Comments to items 6&8&9: Consists of (i) 22,145,614 Class A ordinary shares directly held by XVC Fund II, (ii) 1,091,405 Class A ordinary shares directly held by XVC SSF II, (iii) 4,939,291 Class A ordinary shares directly held by Qanttea LP, (iv) 4,644,404 Class A ordinary shares directly held by Ningbo Ecksi Solution Investment, and (v) 1,444,589 Class A ordinary shares directly held by Putian Aikesi Coordinate Investment.
  
  Comments to item 11: Calculation is based on 185,752,490 ordinary shares outstanding, consisting of 120,478,383 Class A ordinary shares and 65,274,107 Class B ordinary shares, as reported in the Issuer's Prospectus. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Boyu Hu represent approximately 4.43% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: Chagee Holdings Limited
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China, 200051

## Item 2. Person Filing
Name of person filing:
(i) XVC Fund II LP ("XVC Fund II")
(ii) XVC SSF II LP ("XVC SSF II")
(iii) XVC Management Ltd. ("XVC Management")
(iv) Qanttea LP
(v) Youth Power Limited
(vi) Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership) ("Ningbo Ecksi Solution Investment")
(vii) Putian Aikesi Coordinate Investment Partnership (Limited Partnership) ("Putian Aikesi Coordinate Investment")
(viii) Boyu Hu
Address of principal business office or, if none, residence:
(i) XVC Fund II: 4th Floor, Harbour Pl, 103 S Church St, PO BOX 10240, Grand Cayman KY1-1002, Cayman Islands
(ii) XVC SSF II: Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands
(iii) XVC Management: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands
(iv) Qanttea LP: C/O Harneys Corporate Services Limited Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG-1110, British Virgin Islands
(v) Youth Power Limited: Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands
(vi) Ningbo Ecksi Solution Investment: Unit B0405, Area A, Room 401, Building 1, No. 88 Qixing Road, Meishan, Beilun District, Ningbo City, Zhejiang Province, China
(vii) Putian Aikesi Coordinate Investment: Room 501, Building 2, No. 917 Liyuan Middle Road, Gongchen Sub-district, Licheng District, Putian City, Fujian Province, China
(viii) Boyu Hu: 6 BATTERY ROAD, #17-06SIX BATTERY ROAD, SINGAPORE(049909)
Citizenship:
(i) XVC Fund II: Cayman Islands
(ii) XVC SSF II: Cayman Islands
(iii) XVC Management: Cayman Islands
(iv) Qanttea LP: British Virgin Islands
(v) Youth Power Limited: British Virgin Islands
(vi) Ningbo Ecksi Solution Investment: China
(vii) Putian Aikesi Coordinate Investment: China
(viii) Boyu Hu: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
XVC Fund II directly holds 22,145,614 Class A ordinary shares.

XVC SSF II directly holds 1,091,405 Class A ordinary shares.

Qanttea LP directly holds 4,939,291 Class A ordinary shares.

Ningbo Ecksi Solution Investment directly holds 4,644,404 Class A ordinary shares.

Putian Aikesi Coordinate Investment directly holds 1,444,589 Class A ordinary shares.

XVC Management is the ultimate controller of both XVC Fund II and XVC SSF II and, as such, may exercise voting and dispositive power over an aggregate of 23,237,019 Class A ordinary shares held by XVC Fund II and XVC SSF II.

Youth Power Limited may exercise voting and dispositive power over the 4,939,291 Class A ordinary shares held by Qanttea LP.

Boyu Hu is the director of both XVC Management and Youth Power Limited and is deemed to beneficially own the ordinary shares ultimately controlled by these entities. Boyu Hu also ultimately controls Ningbo Ecksi Solution Investment and Putian Aikesi Coordinate Investment and, as such, may exercise voting and dispositive power over an additional 6,088,993 Class A ordinary shares held by these entities. In total, Boyu Hu may exercise voting and dispositive power over 34,265,303 Class A ordinary shares directly held by XVC Fund II, XVC SSF II, Qanttea LP, Ningbo Ecksi Solution Investment, and Putian Aikesi Coordinate Investment.
Percent of class:
XVC Fund II beneficially owns 18.38% of the outstanding Class A ordinary shares, 11.92% of the total outstanding ordinary shares, and 2.86% of the aggregate voting power.

XVC SSF II beneficially owns 0.91% of the outstanding Class A ordinary shares, 0.59% of the total outstanding ordinary shares, and 0.14% of the aggregate voting power.

Qanttea LP beneficially owns 4.10% of the outstanding Class A ordinary shares, 2.66% of the total outstanding ordinary shares, and 0.64% of the aggregate voting power.

Ningbo Ecksi Solution Investment beneficially owns 3.85% of the outstanding Class A ordinary shares, 2.50%of the total outstanding ordinary shares, and 0.60% of the aggregate voting power.

Putian Aikesi Coordinate Investment beneficially owns 1.20% of the outstanding Class A ordinary shares, 0.78% of the total outstanding ordinary shares, and 0.19%of the aggregate voting power.

XVC Management is the ultimate controller of both XVC Fund II and XVC SSF II and, as such, in the aggregate beneficially owns 19.29% of the outstanding Class A ordinary shares, 12.51% of the total outstanding ordinary shares, and 3.01% of the aggregate voting power.

Youth Power Limited is the ultimate controller of Qanttea LP and, as such, beneficially owns 4.10% of the outstanding Class A ordinary shares, 2.66% of the total outstanding ordinary shares, and 0.64% of the aggregate voting power.

Boyu Hu is the director of both XVC Management and Youth Power Limited and is deemed to beneficially own the ordinary shares ultimately controlled by these entities. Boyu Hu also ultimately controls Ningbo Ecksi Solution Investment and Putian Aikesi Coordinate Investment and, as such, in total beneficially owns 28.44% of the outstanding Class A ordinary shares, 18.45% of the total outstanding ordinary shares, and 4.43% of the aggregate voting power.

The above-mentioned percents of class are calculated based on 120,478,383 outstanding Class A ordinary shares and 65,274,107outstanding Class B ordinary shares as reported in the Issuer's Prospectus
Sole power to vote or to direct the vote:
XVC Fund II holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

XVC SSF II holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Qanttea LP holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Ningbo Ecksi Solution Investment holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Putian Aikesi Coordinate Investment holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

XVC Management holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Youth Power Limited holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Boyu Hu holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Shared power to vote or to direct the vote:
XVC Fund II holds 22,145,614 Class A ordinary shares with shared voting power or the ability to direct the vote.

XVC SSF II holds 1,091,405 Class A ordinary shares with shared voting power or the ability to direct the vote.

Qanttea LP holds 4,939,291 Class A ordinary shares with shared voting power or the ability to direct the vote.

Ningbo Ecksi Solution Investment holds 4,644,404 Class A ordinary shares with shared voting power or the ability to direct the vote.

Putian Aikesi Coordinate Investment holds 1,444,589 Class A ordinary shares with shared voting power or the ability to direct the vote.

XVC Management holds 23,237,019 Class A ordinary shares with shared voting power or the ability to direct the vote.

Youth Power Limited holds 4,939,291 Class A ordinary shares with shared voting power or the ability to direct the vote.

Boyu Hu holds 34,265,303 Class A ordinary shares with shared voting power or the ability to direct the vote.
Sole power to dispose or to direct the disposition:
XVC Fund II holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

XVC SSF II holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Qanttea LP holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Ningbo Ecksi Solution Investment holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Putian Aikesi Coordinate Investment holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

XVC Management holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Youth Power Limited holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.

Boyu Hu holds no Class A ordinary shares with sole power to dispose of or direct the disposition of.
Shared power to dispose or to direct the disposition:
XVC Fund II holds 22,145,614 Class A ordinary shares with shared power to dispose of or direct the disposition of.

XVC SSF II holds 1,091,405 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Qanttea LP holds 4,939,291 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Ningbo Ecksi Solution Investment holds 4,644,404 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Putian Aikesi Coordinate Investment holds 1,444,589 Class A ordinary shares with shared power to dispose of or direct the disposition of.

XVC Management holds 23,237,019 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Youth Power Limited holds 4,939,291 Class A ordinary shares with shared power to dispose of or direct the disposition of.

Boyu Hu holds 34,265,303 Class A ordinary shares with shared power to dispose of or direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- XVC Fund II LP: /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- XVC SSF II LP: /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- XVC Management Ltd.: /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- Qanttea LP: /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- Youth Power Limited: /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- Ningbo Meishan Bonded Port Area Ecksi Solution Investment Partnership (Limited Partnership): /s/ Boyu Hu, Boyu Hu /Authorized Signatory (08/13/2025)
- Putian Aikesi Coordinate Investment Partnership (Limited Partnership): /s/ Xiao Yang, Xiao Yang /Authorized Signatory (08/13/2025)
- Boyu Hu: /s/ Boyu Hu, Boyu Hu (08/13/2025)
Comment: Not Applicable.